EV SEMI-FLEET

A WYOMING CORPORATION

SUBSCRIPTION AGREEMENT TO COMMON CLASS SERIES A SHARES

$5,000,000

Maximum Shares Offered:	25,000,000
Minimum Shares Offered:	1,250
Price Per Share:	$0.20
Minimum Investment:	$250

EV SEMI-FLEET (*the "**Company**"), a Wyoming Corporation, is offering minimum tranches of 1,250 and a maximum of 5,000,000 Series A Common Stock Shares for $0.20 per share (the "**Offering**"). The offering price per share has been arbitrarily determined by the Company.*

RISK NOTICE

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THESE ARE SPECULATIVE SECURITIES WHICH INVOLVE A HIGH DEGREE OF RISK AND ONLY THOSE INVESTORS WHO CAN BEAR THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE SHOULD INVEST IN THESE SHARES.

THIS SUBSCRIPTION AGREEMENT TO COMMON CLASS SERIES A SHARES (the "**Agreement**") is made as of the date of the signature last affixed below (the "**Effective Date**"), and is by and among EV SEMI-FLEET, a Wyoming corporation (the "**Company**") and the investors listed on the signature page attached to this Agreement (each a "**Subscriber**" and together the "**Subscribers**").

1.0 Offering Background

1.1. The Company is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to Form C, as amended, filed by the Company with the SEC (the "**Form C**") and the Offering Statement included therein. The Company is offering to both accredited and non-accredited investors up to $5,000,000 of Common Series A Shares (each a "**Share**" and, collectively, the "**Shares**") at a price of $0.20 per Share. Each investor that purchases a Share is referred to herein as a "**Subscriber**". The minimum amount to be raised in the Offering is $50,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $5,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed, then the Company may sell Shares on a basis to be determined by the Company's management.

1.2. The Shares have the relative rights, preferences, privileges and priorities specified in the Company's articles of incorporation, as amended, a copy of which is attached to Form C (the "**Articles of Incorporation**"), the Company's Bylaws, as amended, attached hereto as Exhibit A, and the Company's Shareholders Agreement, as amended, attached hereto as Exhibit B.

1.3. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Portal charges a commission of 7.5% on all amounts invested less than $25,000, and no commission on amounts invested of $25,000 or greater, per Subscriber. The calculation per Subscriber does include amounts charged for payment processing which varies depending on the manner payment is made. Subscribers should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

1.4. The Portal will form a limited liability company as a special-purpose vehicle (SPV) into which all of the investors and their capital will be pooled for investment into the Company. This SPV will be managed by the Wefunder Admin LLC, who then delegates voting decisions to a lead investor who is familiar with the startup and decided to invest on the same terms as those offered on the Portal. This lead investor directs the voting power of all Portal investors. Investors who invest into the SPV will sign a separate subscription agreement provided by the Portal that facilitates this Offering.

2.0 Company Capitalization

6.1 Per the Articles of Incorporation, the Company is authorized to issue an aggregate total of 200,000,000 of common class stock with 50,000,000 allocated to Founders Stock at no par value per share, and 150,000,000 allocated to Common Series A Stock at no par value per share. Immediately prior to this Offering, the Company's capitalization is:

2.1.1 All 50,000,000 shares of Founders Stock are issued and outstanding, are duly authorized, fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws.

2.1.2 28,150,000 shares of Common Series A Stock are issued and outstanding, are duly authorized, fully paid and nonassessable at a price of $0.04 per share, and were issued in compliance with applicable federal and state securities laws.

2.2 If the Maximum Offering Amount is sold, then the Company's capitalization will show 103,150,000 shares issued and outstanding in the aggregate, leaving 96,850,000 shares of Common Series A Stock available in the Company's treasury for later use.

3.0 Closing of Subscription.

3.1 Subject to the terms of this Agreement, and Form C together with the related Offering Statement, Subscriber agrees to purchase from the Company, and the Company agrees to sell to Subscriber, a minimum of 1,250 Shares at the price of $0.20 per Share. The total number of Shares purchased by Subscriber shall be equal to the quotient of the Subscriber's subscription amount divided by the price per Share.

3.2 The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the Effective Date, or at such other time and place as the Company and Subscribers mutually agree, either orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified. Subscription for Shares shall be deemed accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the campaign deadline has passed as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.3 At each Closing, each Subscriber must execute and deliver a counterpart signature page to the Company's Shareholders Agreement and payment for the Shares purchased either by check payable to the Company or by bank wire transfer to a bank account designated by the Company, or by a combination of such means.

4.0 Representations and Warranties of Subscriber

Each Subscriber, severally and not jointly, hereby represents and warrants to the Company that:

4.1 **Authorization.** Subscriber has full power and authority to enter into this Agreement. Subscriber understands and agrees that purchased Shares are subject to all of the provisions of this Subscription Agreement, the Company's Articles of Incorporation, Bylaws, and Shareholders Agreement, together with any amendments, (collectively, the "**Transaction Documents**"), all of which have been made available to Subscriber for examination prior to signature. The Transactions Documents, when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable against Subscriber in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the

indemnification provisions contained in the Transaction Documents may be limited by applicable federal or state securities laws.

4.2 **Purchase for Own Account.** Subscriber understands and agrees that the purchased Shares may not be resold, assigned, transferred, encumbered, hypothecated, or pledged except as permitted under the Securities Act, applicable state securities laws, and as provided for in the Company's Transaction Documents. The Shares purchased hereunder are being acquired solely for the account of Subscriber for investment, and not with a view to, or for resale in connection with, any distribution or resale to others. Subscriber represents and agrees that the Subscriber will not sell, assign, transfer, pledge, dispose of, or encumber the Shares, or any portion thereof, except as permitted under the Securities Act and applicable state securities laws, and in conformity with the requirements of the Transaction Documents.

4.3 **Disclosure of Information.** Subscriber has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management and has had an opportunity to review the Company's facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 5 of this Agreement or the right of Subscriber to rely thereon. Subscriber understands that it is purchasing the Shares without being furnished any prospectus setting forth all of the information that may be required to be furnished under the Securities Act in a public offering.

4.4 **Restricted Securities.** Subscriber understands and agrees that this Offering of Shares has not been, and will not be, registered under the Securities Act because of reliance on a specific exemption which depends on, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale except as set forth in the Transaction Documents. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

4.5 **No Public Market.** Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

4.6 **Legends.** Subscriber understands that the Shares and any securities issued in respect of or in exchange for the Shares, may be notated with any legend set forth in, or required by, the other Transaction Documents, any legend required by the securities laws of any state to the extent such are applicable, or the following:

"THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***ACT***"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF

RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF SUBSCRIBER'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY SUBSCRIBER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF SUBSCRIBER OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF SUBSCRIBER OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL."

4.7 **Foreign Investors.** If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Subscriber's jurisdiction.

4.8 **Exculpation Among Subscribers.** Subscriber acknowledges that it is not relying upon any Person[1], other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

4.9 **Disqualification**. Subscriber represents that neither such Subscriber, nor any person or entity with whom such Subscriber shares beneficial ownership of Company securities, is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act. Subscriber also agrees to notify the Company if Subscriber or any person or entity with whom Subscriber shares beneficial ownership of Company securities becomes subject to such disqualifications after the date hereof (so long as Subscriber or any such person beneficially owns any equity securities of the Company).

5.0 Representations and Warranties by Company

The Company represents and warrants to Subscriber that:

5.1 **Qualification.** The Company is a business duly organized, existing, and in good standing under the Laws of Wyoming and all other jurisdictions in which it operates, and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect[2].

5.2 **Capitalization.** Per the Articles of Incorporation, the Company is authorized to issue an aggregate total of 200,000,000 of common class stock with 50,000,000 allocated to Founders Stock at no

[1] "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

[2] "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, or property of the Company.

par value per share, and 150,000,000 allocated to Common Series A Stock at no par value per share. Immediately prior to this Offering, the Company's capitalization is:

5.2.1 All 50,000,000 shares of Founders Stock are issued and outstanding, are duly authorized, fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws.

5.2.2 28,150,000 shares of Common Series A Stock are issued and outstanding, are duly authorized, fully paid and nonassessable at a price of $0.04 per share, and were issued in compliance with applicable federal and state securities laws.

5.2.3 If the Maximum Offering Amount is sold, then the Company's capitalization will show 103,150,000 shares issued and outstanding in the aggregate, leaving 96,850,000 shares of Common Series A Stock available in the Company's treasury for later use.

5.3 **Subsidiaries.** The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

5.4 **Authorization**. All corporate action required to be taken by the Company's management and/or its shareholders to authorize the Company to enter into this Agreement and the Transaction Documents, and to issue the Shares at the Initial Closing, has been taken or will be taken prior to the Initial Closing. All action on the part of the Company necessary for the execution and delivery of the Transaction Documents, the performance of all obligations of the Company under the Transaction Documents to be performed as of the Initial Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the Initial Closing. The Transaction Documents, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Transaction Documents may be limited by applicable federal or state securities laws.

5.5 **Valid Issuance of Shares**. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Subscriber. Assuming the accuracy of the representations of Subscriber in this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws.

5.6 **Governmental Consents and Filings.** Assuming the accuracy of the representations of Subscriber in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to applicable federal and state securities laws, which have been made or will be made in a timely manner.

5.7 **Litigation**. There is no claim, action, suit, proceeding, arbitration, complaint, charge or, to the Company's knowledge, investigation pending or to the Company's knowledge, currently threatened in writing (i) against the Company or any officer or employee of the Company arising out of their employment with the Company; or (ii) to the Company's knowledge, that questions the validity of the Transaction Documents or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Documents. Neither the Company nor, to the Company's knowledge, any of its officers or employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or employee, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate.

5.8 **Intellectual Property**.

5.8.1 The Company has not received any written communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person.

5.8.2 To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party.

5.8.3 Other than with respect to commercially available software products under standard end-user object code license agreements and agreements for the sale or license of the Company's products or services in the ordinary course of business, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Intellectual Property[3], nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.

5.8.4 The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business.

5.8.5 The Company has not embedded, used or distributed any open source, copyleft or community source (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively "***Open Source Software***") in connection with any of its products or services that are generally available or in development in any manner

[3] "**Intellectual Property**" means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases as are necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

that would materially restrict the ability of the Company to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require (i) any Intellectual Property (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Intellectual Property; (iii) the creation of any obligation for the Company with respect to Intellectual Property owned by the Company, or the grant to any third party of any rights or immunities under Intellectual Property owned by the Company; or (iv) any other limitation, restriction or condition on the right of the Company with respect to its use or distribution of any Intellectual Property.

5.8.6 No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company's rights in the Intellectual Property.

5.9 **Compliance with Other Instruments.** The Company is not in violation or default (i) of any provisions of its Articles of Incorporation or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound, or (v) to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereunder will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

5.10 **Other Agreements; Actions.**

5.10.1 Except for the Transaction Documents, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000, or (ii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products.

5.10.2 The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $50,000 or in excess of $100,000 in the aggregate (other than the commitment to purchase Tesla semi-trucks with funds raised), (iii) made any loans or advances to any Person, other than ordinary advances for business expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the grant of non-exclusive licenses or in the ordinary course of business. For the purposes of this Section 5.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons

the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

5.10.3 The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

5.11 **Certain Transactions.** Other than (i) standard employee benefits that may be made generally available to all employees, (ii) standard director and officer indemnification agreements that may be approved by the Company's directors, (iii) the purchase of the Company's capital stock and the issuance of options to purchase such shares that, in each instance, may be approved by the Company's directors, and (iv) standard employee offer letters, consulting or independent contractor agreements, and confidential information agreements that may be executed in the future, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants or employees, or any affiliate thereof. Nor is the Company is indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children, or any Affiliate[4] thereof. None of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company.

5.12 **Rights of Registration and Voting Rights**. Except as provided in the Transaction Documents, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Transaction Documents, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

5.13 **Property**. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

5.14 **Financial Statements**. The Company has delivered to each Subscriber its audited financial statements complete as of April 18, 2022 (the "**Balance Sheet Date**") (collectively, the "**Financial Statements**"). The Financial Statements have been prepared in accordance with generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by GAAP. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the Balance Sheet Date; (ii) obligations under contracts and commitments incurred in the ordinary course of business; and (iii) liabilities and

[4] "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisors of, or shares the same management company or investment adviser with, such Person.

obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

5.15 **Changes.** To the Company's knowledge, since the Balance Sheet Date there have been no events or circumstances of any kind that have had or could reasonably be expected to result in a Material Adverse Effect.

5.16 **Employee Matters**.

5.16.1 As of the Effective Date, the Company employs two full-time employees and no part-time employees and engages two consultants or independent contractors.

5.16.2 To the Company's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of the Transaction Documents, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

5.16.3 The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has, to its knowledge, complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has, to its knowledge, withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

5.16.4 To the Company's knowledge, no employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an employee. The Company does not have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company.

5.16.5 The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of (or actions taken by unanimous written consent by) the Company's directors.

5.17 **Tax Returns and Payments**. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal,

state, county, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

5.18 **Permits**. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

5.19 **Corporate Documents**. The Articles of Incorporation, Bylaws, and Shareholders Agreement of the Company as of the Effective Date are in the form provided to Subscriber. The copy of the minute books of the Company provided to Subscriber contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders.

6.0 Use of Proceeds

Through the sale of equity as described herein, the Company seeks to raise minimum gross proceeds of $50,000 and a maximum gross proceeds of $5,000,000. If the Offering is oversubscribed, then the Company may sell Shares on a basis to be determined by the Company. Subject only to reallocation by the Company's management in the best interests of the Company, the gross proceeds of the Offering is intended to be applied substantially as set forth herein:

6.1 **Offering Expenses.** Some of the Offering proceeds will be used for the payment of expenses related to the Offering that includes, but is not limited to, document preparation, filing, legal, accounting, and other similar fees and expenses. This Offering

6.2 **Commissions & Brokerage Fees.** This Offering is sold by the management of the Company. No compensatory sales fees or related commissions will be paid to such management. As a crowdfunding portal registered with the SEC and FINRA, Wefunder charges a commission of 7.5% on all amounts invested less than $25,000, and no commission on amounts invested of $25,000 or greater, per Subscriber. The calculation per Subscriber does include amounts charged for payment processing which varies depending on the manner payment is made. For more information on commissions and brokerage fees charged by the Portal, Subscribers should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

6.3 **Corporate Use.** As described in Form C, the Company intends to apply a substantial portion of the proceeds towards securing reservations for, and the purchase of, additional Tesla semi-trucks, and for the general operation of the Company. There is currently no accrued compensation that is due any of the Company's management. Nonetheless, each of the Company's officers, directors, employees, and/or independent contractors will be entitled to reimbursement of expenses incurred while conduct Company business. Likewise, each may also be a shareholder in the Company, and as such, may share in the profits of the Company when, as and if revenues are disbursed. Moreover, the Company's management may reasonably increase their salaries assuming the Company is performing profitably and Company revenues are growing on schedule.

7.0 Miscellaneous

7.1 **Survival of Warranties.** Unless otherwise set forth in this Agreement, the representations and warranties of the Company and Subscribers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing for one year form the date of the Initial Closing.

7.2 **Successors and Assigns.** This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors, and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements, and understandings of any and every nature between them. Subscriber understands and agrees that the Company is making no representations in connection with the purchase and sale of the Shares except as expressly set forth herein.

7.3 **Counterparts.** This Agreement may be executed in counterparts. Upon the execution and delivery of this Agreement by Subscriber, this Agreement shall become a binding obligation of the Subscriber with respect to the purchase of the Shares as herein provided.

7.4 **Entire Agreement.** This Agreement, including the Exhibits hereto) and the Transaction Documents constitute the full and entire understanding between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly cancelled.

7.5 **Governing Law.** This Agreement and its validity, construction, and performance shall be governed in all respects by the laws of the State of Wyoming without reference to conflicts of any laws or provisions thereof.

7.6 **Notices.** Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, overnight mail or courier, or email with read receipt confirmed, addressed to the party in question using the information indicated on the signature page below. The notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

7.7 **Severability.** The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.8 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.9 **Termination of Closing Obligations.** Each Subscriber shall have the right to terminate its obligations to complete a Closing if prior to the occurrence thereof, the Company closes on an initial public offering, in which case Subscriber may terminate its obligations hereunder immediately prior to, or contingent upon, such closing; or the Company (i) applies for or consents to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (ii) becomes subject to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (iii) makes an assignment for the benefit of creditors, (iv) institutes any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or files a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or files an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (v) becomes subject to any involuntary proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, when proceeding is not dismissed within thirty (30) days of filing, or have an order for relief entered against it in any proceedings under the United States Bankruptcy Code.

7.10 **Investment Limits.** Unless Subscriber is an accredited investor, as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, the following investment limitations apply: (a) If Subscriber's net worth or annual income is less than $107,000, the amount Subscriber is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, must be either less than (a) 5% of the lower of Subscriber's annual income or net worth, or (b) $2,200; or (b) If both Subscriber's net worth and annual income are equal to or more than $107,000, then the amount Subscriber is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, must be less than 10% of the lower of its annual income or net worth, and cannot exceed $107,000.

7.11 **Dispute Resolution**. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the State of Wyoming for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the State of Wyoming, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH

PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Each party will bear its own costs in respect of any disputes arising under this Agreement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the federal or state courts of the State of Wyoming having subject matter jurisdiction.

7.12 **No Commitment for Additional Financing**. The Company acknowledges and agrees that no Subscriber has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Subscriber or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Subscriber or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Subscriber and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Subscriber shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

8.0 Certification

Each of the undersigned certifies that it has read and understands this entire Agreement, and that every statement on its part made and set forth herein is true and complete.

IN WITNESS WHEREOF, the Company and Subscriber have caused this Agreement to be executed by their duly authorized representatives as of the date of the digital signatures provided through the Portal's dynamic digital signature application.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

EV Semi-Fleet Corp.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an “accredited investor” as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited